

Cue Energy Resources Limited

A.B.N. 45 066 383 971



25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

28 November 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Chief Financial Officer

Enc.


SEC MAIL PROCESSING
RECEIVED
DEC - 8 2003
WASH. D.C. 158 SECTION


PROCESSED
DEC 22 2003
THOMSON
FINANCIAL





Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Jeruk -1 Drilling Report

Santos Ltd, the operator for the Sampang PSC in offshore East Java, has announced that the Jeruk -1 well began drilling on 21 November 2003 and at 6.00am on 27 November 2003 was at a depth of 948.5 metres and preparing to run blow out preventers after having set surface casing. Jeruk -1 is located 35km WSW of the Oyong field and 40km SE of Surabaya.

The Jeruk -1 well is programmed to a planned total depth of 5,172 metres to evaluate a carbonate objective and is expected to take around 50 days to reach total depth.

Santos Ltd is drilling the well on a sole-risk basis.

Both Cue and elpaso have declined to join the sole-risk.

Cue has declined to join the sole-risk on the basis that, in its opinion, the reward in a most likely success case does not warrant, the very considerable well cost (Cue share approximately A$2 million on a dry hole basis) and the technical risk associated with both drilling the well and the viability of the potential trap.

Cue retains its rights to participate in any appraisal or development of a discovery, subject to a sole-risk premium.

Cue will again report on the well at the completion of drilling.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd (El Paso)	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

28 November 2003